The following Agreement bas been modified and agreed upon by both parties on March 14th 2022. This document supersedes a previous Agreement dated Dec 1st, 2021.

RIGHT OF FIRST REFUSAL TO PURCHASE REAL ESTATE

This Right of First Refusal to Purchase Real Estate is made on this, 1st day of December, 2021, by and between ANDRES SCHCOLNIK, a Member and/or Owner of the legal entities and properties involved in this transaction, hereinafter jointly referred to as the "SELLERS" and OASIS REAL ESTATE INVESTMENTS 1, LLC,

hereinafter referred to as the "PURCHASER".

WHEREAS, Purchaser desires to obtain a Right of First Refusal or First Option to Purchase certain real estate owned by Sellers; and

WHEREAS, Sellers agree to grant Purchaser a tight of first refusal or first option to purchase real estate pursuant to the terms of this agreement; and

NOW, FOR AND lN CONSIDERATION of anon-refundable $50,000.00 payment and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is agreed as follows:

I.

GRANT OF FIRST OPTION: Sellers do hereby grant unto Purchaser the exclusive and irrevocable right, during the term of this Agreement, of first refusal and first option to purchase, upon the terms and conditions hereinafter set forth, Sellers' properties owned by companies defined in Andres Schcolnik and Catherine Connor's NOI Spreadsheet (hereby attached) as the SCHCOLNIK-CONNOR tab, referred to as the "PORTFOLIO" with the exception of any properties currently under contract, such as 6550 S. Cottage Grove Ave.

The exceptions to the portfolio are the following:

1.6550 S. Cottage Grove is under contract and scheduled to close in April 2022. The borrower/tenant has not been approved yet for financing.

2.2545 S. Dearborn condo. Tenant already has an option to buy the unit, which supersedes this option.

3.4453 S. Fairfield, this is a similar situation to the one above in paragraph #2.

4.All properties shown with loans from B2R cannot be paid off for approximately another 4 years, therefore if the Purchaser is interested in buying this properties, he would have to take title subject to the current mortgage.

See attached Exhibit "A,,

{SCHCOLN1K - CONNOR tab, Portfolio}.

II.

EXERCISE OF FIRST OPTION: Th.is right of first refusal or first option to purchase may only be exercised by Purchaser within 30 days from notification by Sellers that Sellers desire to sell the subject property. Sel1ers is obligated to provide such notice to Purchaser prior to signing a sales contract with a third party herein referred to as "THIRD PARTY PURCHASER,,. Alternatively, Sellers can sign a sales contract with a Third Party Purchaser as long as language is included in such contract that the sale is contingent upon Purchaser waiving his right of first refusal within the agreed upon 30 day period of having received Notice.

III.

TERMS OF PURCHASE: In the event Sellers elects to sell and Purchaser desires to exercise his first refusal rights granted under the terms of this Agreement, the te1ms of purchase shall be determined by the contract with the Third Party Purchaser.

TV.

TITLE: Within fifteen (15) days after the Purchaser has exercised their right of first refusal, the Sellers shall deliver to the Purchaser a Certificate of Title or title abstract covering the property described in paragraph l above which shall reflect that marketable fee simple title to the subject property is vested in Sellers and that same is insurable by a title insurance company licensed to do business in the State of Illinois. Said Certificate or abstract shall be subject only to taxes for the current year, easements, and rights of way of record, and prior mineral reservations. Should said Certificate or Abstract reflect any other exceptions to the title unacceptable to Purchaser, Purchaser shall  notify  the  Seller in writing of any  defects within  fifteen (15) days (the title review period) and the Sellers shall have a reasonable time (but not more than 25 days) in which to make the title good and marketable or insurable, and shall use due diligence in an effort to do so. If after using due diligence the Sellers is unable to make the title acceptable to Purchaser within such reasonable time, it shall be the option of the Purchaser either to accept the title in its existing condition with no further obligation on the part of the Sellers to correct any defect, or to cancel this Agreement. If this Agreement is thus cancelled all money paid by the Purchaser to the Seller, not including the initial and non-refundable $50,000 plus the potential additional $50,000, upon the execution of this Agreement or upon any extension shall be returned to the Purchaser, and this Agreement shall terminate without further obligation of either party to the other. If title is acceptable to Purchaser, the closing shall occur within fifteen (15) days after expiration of the "title review period". At closing Seller shall convey title to Purchaser by Warranty Deed subject only to exceptions acceptable to Purchaser. Sellers hereby declare and attest that they have marketable title for all the Portfolio properties

V.

OPTION OR FIRST REFUSAL MONEY: Upon execution of this agreement, Purchaser has paid unto Seller the sum of $50,000.00 as "First Refusal or Option Money". The Option Money shall be deducted from the purchase price of the property and is paid to Seller as consideration for and to make this agreement valid. If no sale closes and no transaction is consummated between the parties the initial $50,000 and potentially 2nd $50,000 forfeited and will not be rctun1ed to the Purchaser.

VI.

TERM AND EXTENSION: The term of this Agreement shall be w1til May 11th, 2022 that date hereof. Purchaser has the option to extend this Agreement to November 11th, 2022 with a payment unto Seller; an additional sum of $50,000.00 prior to the expiration of the initial term.

VII.

EXPENSES OF SALE: All costs and expenses of the sale including attorney's fees, recording fees, and any and other costs attributable to the preparation of the Warranty Deed. Title Certificate, abstract and any other closing documents shall be paid by each respective Party responsible for the above mentioned expenses as is customary in typical real estate transaction of this kind.

VIII.

POSSESSION: Purchaser shall be entitled to possession of the property at closing.

IX.

RIGHT OF ENTRY: Upon notification by Seller of their desire to sell and Purchaser's exercise of their first refusal, Purchaser shall be entitled to enter upon the property for the purpose of conducting soil tests, engineering studies, and surveys.

x.

TAXES: Taxes shall be prorated as of the date of closing as per the executed contract with the Third Party Purchaser, or if there is no 3rd party purchaser the prorations shall be set at 105%

XI.

DEFAULT: This contract shall be binding upon and inure to the benefit of the heirs, administrators and assigns of the parties hereto and upon default in any of the terms of this Agreement the defaulting party agrees to pay all costs of Court and a reasonable attorney's fee.

XII.

GOVERNING LAW: This agreement shall be governed by the laws of the State of

Illinois.

IN WITNESS WHEREOF, the parties have executed this Agreement on this the 1st day of December, 2021.